Advisors Series Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 23, 2019

VIA EDGAR TRANSMISSION

Mr. Jeff Foor and Ms. Kathy Churko
Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Advisors Series Trust (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-14 as Filed on December 23, 2019 (SEC Accession No. 0000894189-19-008671)

Dear Ms. Churko and Mr. Foor:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that the Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N‑14 on Monday, December 23, 2019, on behalf of the Chase Mid-Cap Growth Fund and the Chase Growth Fund, be accelerated to become effective on Monday, December 30, 2019.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 be accelerated to Monday, December 30, 2019.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (626) 914-7363 or elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Advisors Series Trust

Quasar Distributors, LLC
777 East Wisconsin Avenue, 6th Floor
Milwaukee, Wisconsin 53202

December 23, 2019

VIA EDGAR TRANSMISSION

Mr. Jeff Foor and Ms. Kathy Churko
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Advisors Series Trust (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-14 as Filed on December 23, 2019 (SEC Accession No. 0000894189-19-008671)

Dear Ms. Churko and Mr. Foor:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Pre‑Effective Amendment No. 1 to the Trust’s Registration Statement, filed on Form N‑14 on Monday, December 23, 2019, on behalf of its series, the Chase Mid-Cap Growth Fund, the “Target Fund”) and the Chase Growth Fund (the “Acquiring Fund”) (collectively, the “Funds”), be accelerated to Monday, December 30, 2019.

Very truly yours,

QUASAR DISTRIBUTORS, LLC
/s/ Teresa Cowan
Teresa Cowan
President